Morgan Stanley Institutional Liquidity Funds
522 Fifth Avenue
New York, NY 10036

December 30, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry L. Greene, Senior Counsel, Division of Investment Management

Re:	Morgan Stanley Institutional Liquidity Funds
Securities Act File No. 333-104972
Investment Company Act File No. 811-21339
Post-Effective Amendment No. 9

Dear Mr. Greene:

We are writing to you on behalf of the Money Market Portfolio, Prime Portfolio, Government Portfolio, Government Securities Portfolio, Treasury Portfolio, Treasury Securities Portfolio and Tax-Exempt Portfolio, each a series of Morgan Stanley Institutional Liquidity Funds (the “Trust”), in order to request selective review of Post-Effective Amendment No. 9 to the Trust’s registration statement on Form N-1A to be filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Amendment”).

The Trust is incorporating changes to the Prospectus of each Portfolio and the Statement of Additional Information of the Trust included in the Amendment, in compliance with changes to Form N-1A, effective March 31, 2009. Aside from usual and customary “annual update” changes, and certain other non-material disclosure changes which could otherwise be included in a Rule 485(b) filing, the Trust will make only those disclosure changes necessary to reflect and implement the revisions to Form N-1A.

The Trust believes that the Amendment is an ideal candidate for selective review pursuant to the guidance set forth in Investment Company Act Release No. 13768 (“IC-13768”). In accordance with IC-13768, we hereby request selective review of the Trust’s registration statement limited to the disclosure items relating to incorporating changes to the Prospectuses and Statement of Additional Information in compliance with changes to Form N-1A, as discussed above. Selective review would serve to expedite the review process for the Trust as well as use the staff’s time more effectively.

Pursuant to the requirements of IC-13768, the Trust will file a copy of this letter with the Amendment.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact me at 212.296.6993 (tel) or 212.404.9620 (fax) or Sheelyn M. Michael 212.698.3623 (tel) or 212.698.3599 (fax).

Very truly yours, /s/ Debra Rubano Debra Rubano

cc: Stefanie V. Chang Yu